CANADIAN NATURAL RESOURCES LIMITED
PROVIDES AN UPDATE ON SUSTAINABILITY REPORTING
CALGARY, ALBERTA – FEBRUARY 2, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) is providing an update on its 2021 sustainability reporting for Environmental, Social and Governance ("ESG") performance.
Canadian Natural has been producing its sustainability report, the Stewardship Report to Stakeholders, since 2004 to report on our ongoing commitment to environmental performance, social responsibility and continuous improvement. This report provides a performance overview across the full range of Canadian Natural’s operations in Western Canada, the UK portion of the North Sea and Offshore Africa.
The Company aligns its reporting with recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) and the reporting framework from the Sustainability Accounting Standards Board (SASB). Canadian Natural targets publication of its 2021 Stewardship Report to Stakeholders in Q3 2022. Canadian Natural’s 2021 report will include third-party independent “reasonable assurance” on its scope 1 and 2 emissions (including methane emissions) and “limited assurance” on its scope 3 emissions.
Additionally, Canadian Natural will continue to outline its pathway to lower carbon emissions and its journey to achieve its goal of net zero GHG emissions in the oil sands. The report will display how Canadian Natural leverages technology and innovation to reduce its environmental footprint while ensuring safe, reliable, effective and efficient operations.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com